Exhibit 99.1

Itaú Corpbanca Investor Relations Itaú Corpbanca Schedules Fourth Quarter 2019 Financial Results, Conference Call and Webcast Santiago, Chile, February 2, 2020. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today that it will release its results for the fourth quarter ended December 31, 2019, before the market opens in Santiago and in New York on Friday, December 31, 2019. On Monday, March 2, 2020, at 11:00 A.M. Santiago time (09:00 A.M. ET), the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Gabriel Moura, Itaú Corpbanca’s Chief Executive Officer, and Claudia Labbé, Itaú Corpbanca’s Head of Investor Relations. Conference Call Details: Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 (877) 790-7811 (US Toll Free Dial In), or +1 (647) 689-5491 (Standard International Dial-In). Conference ID: 1292377# or quote “Itaú Corpbanca” to the operator. A telephonic replay of the conference call will be available Monday, March 9, 2020, by dialing +1(800) 585-8367 or +1 (416) 621-4642 (Encore Dial In). Access Code: 8695555# Slides and Audio Webcast: There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at: https://event.on24.com/wcc/r/2152667/3A587E60865168C5C80D794FB6FFCF18 About Itaú Corpbanca ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 38.14% owned by Itaú Unibanco, 28.57% owned by the Saieh Family and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters. The bank is the fifth largest private bank in Chile and as per its mandate is the banking platform for future expansion in Latin America, specifically in Chile, Colombia and Peru. Itaú Corpbanca is a commercial bank based in Chile with additional operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima. Focused on large and medium sized companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia Banco Corpbanca Colombia and Helm Bank becoming the first Chilean bank with banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process. As of December 31, 2019, according to the Chilean Financial Market Commission, Itaú Corpbanca was the fifth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 10.1% market share. As of October 31, 2019, according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the seventh largest bank in Colombia in terms of total loans and the eighth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. As of the same date, its market share by loans reached 4.4%. Investor Relations – Itaú Corpbanca +56 (2) 2660-1701 / IR@corpbanca.cl / ir.itau.cl